UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Optimal Group Inc.
(Name of Subject Company)

Optimal Group Inc.
(Name of Person(s) Filing Statement)

Class “A” shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Leon P. Garfinkle
Senior Vice—President, General Counsel and Secretary
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)

Copies to:

Warren M. Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, Québec H3B 3V2 (514) 397-3000	Jason J. Comerford, Esq. Osler, Hoskin & Harcourt LLP 620 8th Avenue, 36th Floor New York, New York 10036 (212) 867-5800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 14D-9 Solicitation / Recommendation Statement (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 on behalf of Optimal Group Inc. (the “Company”), a company organized under the laws of Canada, and relates to the offer made by 7293411 Canada Inc. (the “Offeror”), a corporation established by Mr. Richard Yanofsky, President of WowWee Canada Inc., disclosed in the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO initially filed with the SEC on March 31, 2010, as amended and supplemented (the “Schedule TO”) on behalf of the Offeror, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and Peter Yanofsky in connection with the Offeror’s offer to purchase all of the outstanding Class “A” shares of the Company (the “Shares”) not currently owned by the Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of US$2.40 per Share, subject to the terms and conditions set forth in the Offer to Purchase dated March 31, 2010, as amended and restated on May 6, 2010 and as further amended on May 12, 2010 (the “Amended Offer to Purchase”), which is incorporated by reference into the Schedule TO. In addition, the Company, Holden L. Ostrin, Neil S. Wechsler and Gary S. Wechsler filed a Schedule 13E-3 Transaction Statement with the SEC on April 6, 2010, as amended on May 6, 2010 and May 12, 2010.
Pursuant to Instruction D of Schedule 14D-9, the Schedule 14D-9, as amended and supplemented, incorporates by reference the Directors’ Circular, which is Exhibit (a)(1) hereof (the “Directors’ Circular”).
The information in the Schedule 14D-9, as amended and supplemented, is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description
(a)(10)	Joint Press Release issued by the Company and the Offeror, dated May 21, 2010.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.

/s/ Neil Wechsler

By: Neil Wechsler
Title: Co-Chairman and Chief Executive Officer
Date: May 21, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Directors’ Circular, including the Fairness Opinion prepared by Genuity Capital Markets dated March 16, 2010. (1)

(a)(2)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(3)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(7)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010). (1)

(a)(8)	Notice of Change and Variation and Amended and Restated Offer to Purchase for Cash, dated May 6, 2010 (incorporated by reference to Exhibit (a)(1)(F) of Amendment No. 2 to Schedule TO filed by the Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi on May 6, 2010). (1)

(a)(9)	Press Release issued by the Company, dated May 7, 2010. (1)

(a)(10)	Joint Press Release issued by the Company and the Offeror, dated May 21, 2010. (2)

(e)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(e)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010). (1)

(e)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(e)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(g)	Not applicable.

(1)	Previously filed.

(2)	Filed herewith.